UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES ACT OF 1933

For the month of May, 2025

Commission File Number: 333-[●]

NEW CENTURY LOGISTICS (BVI) LIMITED

(Name of Registrant)

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into a Memorandum of Understanding

On May 1, 2025, NEW CENTURY LOGISTICS (BVI) LIMITED (the “Registrant”) entered into a Memorandum of Understanding (the “MOU”) with Soradynamics Inc. (“Soradynamics”) for the design and development of a vehicle-mounted drone logistics system (the “Micro-Hub System”). Pursuant to the terms of the MOU, Soradynamics is expected to be responsible for the design and development of the Micro-Hub System, as well as the provision of services, products, documentation, specifications, and certain materials expressly identified as deliverables in the related Statement of Work. This engagement is intended to enhance and strengthen the Registrant’s logistics operations within the United States.

Issuance of Press Release

On May 7, 2025, the Registrant is issuing a press release announcing its entry into the MOU and describing the principal terms and conditions set forth in the MOU.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated May 7, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2025	New Century Logistics (BVI) Limited

	By:	/s/ Ching Shun Ngan
Ching Shun Ngan
Chief Executive Officer